

January 21, 2206

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust II
        Issuer CIK: 0001587982
        Issuer File Number: 333-191476/811-22894
        Form Type: 8-A12B
        Filing Date: January 21, 2206

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tradr 2X Short LCID Daily ETF, Tradr 2X Short IREN Daily ETF, Tradr 2X Short NBIS Daily ETF and Tradr 2X Short APLD Daily ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications